September 21, 2007

VIA EDGAR

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	New York Mortgage Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32216

Dear Mr. Woody:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) made in your letter dated July 26, 2007 with respect to the Annual Report on Form 10-K for the year ended December 31, 2006 of New York Mortgage Trust, Inc. (the “Company”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your July 26, 2007 comment letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significance of Estimates and Critical Accounting Policies

Loan Loss Reserves on Mortgage Loans, page 34

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

1.    We note from your disclosure on page 33 that you repurchased a total of $28.9 million of mortgage loans in 2006, that sub-prime and Alternative-A loans comprised approximately 10% and 26% of your 2006 originations, respectively. Additionally, we have noted disclosure, in your Form 8-K filed on April 3, 2007, that repurchases in February and March of 2007 led to an increase in your 2006 loan loss reserves by an additional $782,000. In light of unfavorable market conditions, recent downgrades of mortgage backed securities by credit agencies, and the likelihood that climbing interests rates will lead to higher default rates as ARM and Hybrid ARM reset, please tell us how these negative trends and the industry downturn has impacted your impairment analyses and include discussion of specific assumptions that have changed in connection with performing these analyses. In your response, please address both loan repurchases as well as loans held for the purpose of generating net interest income. Finally, please tell us the amount of loans, if any, that you have been required to repurchase related to your origination business subsequent to your most recent periodic filing.

RESPONSE:

The Company notes the Staff’s comment and directs the Staff to the following disclosures, each as set forth in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2007:

Note 1 to the Consolidated Financial Statements (page 8):

“Loan Loss Reserves on Mortgage Loans Held in Securitization Trusts-- We establish a reserve for loan losses based on management's judgment and estimate of credit losses inherent in our portfolio of mortgage loans held in securitization trusts.

Estimation involves the consideration of various credit-related factors including but not limited to, macro-economic conditions, the current housing market conditions, loan-to-value ratios, delinquency status, historical credit loss severity rates, purchased mortgage insurance, the borrower's credit and other factors deemed to warrant consideration. Additionally, we look at the balance of any delinquent loan and compare that to the value of the property. If there is a doubt as to the objectivity of the original property value assessment, or if the loan is seasoned or in an area deemed to be declining in value, we utilize various internet based property data services to look at comparable properties in the same area or consult with a realtor in the property's area.

Comparing the current loan balance to the property value determines the current loan-to-value (“LTV”) ratio of the loan. Generally, we estimate that a first lien loan on a property that goes into a foreclosure process and becomes real estate owned (“REO”), results in the property being disposed of at approximately 68% of the property's original value. This estimate is based on management's long term experience in similar market conditions. It is possible however that given today's deteriorating market conditions, we may realize less than that return in certain cases. Thus, for a first lien loan that is delinquent, we will adjust the property value down to approximately 68% of the original property value and compare that to the current balance of the loan. The difference, plus an estimate of past interest due, determines the base reserve taken for that loan. This base reserve for a particular loan may be adjusted if we are aware of specific circumstances that may affect the outcome of the loss mitigation process for that loan. Predominately, however, we use the base reserve number for our reserve.

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

At June 30, 2007, we had a loan loss reserve of $0.9 million on mortgage loans held in securitization trusts.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Page 44):

“Loan Loss Reserves on Mortgage Loans-- We evaluate a reserve for loan losses based on management's judgment and estimate of credit losses inherent in our portfolio of mortgage loans held for sale and mortgage loans held in securitization trusts.

Estimation involves the consideration of various credit-related factors including but not limited to, the current housing market conditions, loan-to-value ratios, delinquency status, historical credit loss severity rates, purchased mortgage insurance, the borrower's credit and other factors deemed to warrant consideration. Additionally, we look at the balance of any delinquent loan and compare that to the value of the property. As many of the loans involved in current reserve process were funded in the past six to twelve months, we typically rely on the original appraised value of the property, unless there is evidence that the original appraisal should not be relied upon. If there is a doubt to the objectivity of the original property value assessment, we either utilize various internet based property data services to look at comparable properties in the same area, or consult with a realtor in the property's area.

Comparing the current loan balance to the original property value determines the current loan-to-value (“LTV”) ratio of the loan. Generally we estimate that a first lien loan on a property that goes into a foreclosure process and becomes real estate owned (“REO”), results in the property being disposed of at approximately 68% of the property's original value. This estimate is based on management's long term experience in similar market conditions. Thus, for a first lien loan that is delinquent, we will adjust the property value down to approximately 68% of the original property value and compare that to the current balance of the loan. The difference, plus an estimate of past interest due, determines the base reserve taken for that loan. This base reserve for a particular loan may be adjusted if we are aware of specific circumstances that may affect the outcome of the loss mitigation process for that loan. Predominately, however, we use the base reserve number for our reserve.

Reserves for second liens are larger than that for first liens as second liens are in a junior position and only receive proceeds after the claims of the first lien holder are satisfied. As with first liens, we may occasionally alter the base reserve calculation but that is in a minority of the cases and only if we are aware of specific circumstances that pertain to that specific loan.”

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

Since the Company reported its second quarter 2007 operating results, it has continued to negotiate settlements pertaining to loan repurchase requests for loans originated by its discontinued mortgage lending business. As of September 5, 2007, the Company has settled approximately 77% of all repurchase requests that were outstanding as of August 6, 2007, the date on which second quarter 2007 operating results were reported. Since the Company’s most recent periodic filing, the Company has received one new loan repurchase request for a single loan with an original principal balance of $178,000.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.    We note that dividends paid have exceeded net cash provided by (used in) operating activities during two of the three periods provided in your consolidated statements of cash flows. Please discuss the source(s) of these excess distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

RESPONSE:

The Company notes the Staff’s comment and advises the Staff that it will in the future discuss the source(s) of excess distributions, if any, in its periodic filings with the Commission. The Company has funded excess distributions in the past with from working capital. In addition, the Company directs the Staff to the following disclosures, each as set forth in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2007:

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources (Page 60):

“Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay dividends to our stockholders and other general business needs. We recognize the need to have funds available for our operating businesses and our investment portfolio. We plan to meet liquidity through normal operations with the goal of avoiding unplanned sales of assets or emergency borrowing of funds…

 …On July 3, 2007, the Company's board of directors elected to omit a dividend for the 2007 second quarter. The board of director's decision reflected the Company's focus on elimination of operating losses through the sale of the mortgage lending businesses with a view to conserving capital to build future earnings from our portfolio management operations. The Company's board of directors will continue to evaluate the Company's dividend policy each quarter and will make adjustments as necessary, based on a variety of factors, including, among other things, the Company's financial condition, liquidity, earnings projections and business prospects. Our dividend policy does not constitute an obligation to pay dividends, which only occurs when the board of directors declares a dividend. Including this omitted dividend, during the six months ended June 30, 2007, we distributed approximately $1.8 million in common stock dividends….”

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

Part II, Item 1A - Risk Factors (page 71):

“We have not established a minimum dividend payment level for our common stockholders and there are no assurances of our ability to pay dividends to them in the future.

We intend to pay quarterly dividends and to make distributions to our common stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level for our common stockholders and our ability to pay dividends may be harmed by the risk factors described in this annual report on Form 10-K. On July 3, 2007, our board of directors elected to omit declaring and paying a dividend to common stockholders for the 2007 second quarter.  The board of directors' decision reflected the company's focus on elimination of operating losses through the sole of our mortgage lending business with a view to conserving capital to build future earnings from our portfolio management operations.  All distributions to our common stockholders will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future.”

Summary of Significant Accounting Policies

Mortgage Loans Held in Securitization Trusts, page F-10

3.    We note from your disclosure that your fourth securitization in March 2006 (unlike the first three that were treated as financings) was treated as a sale for accounting purposes. Please tell us how you met all of the criteria in paragraph 9 of SFAS 140 in order to qualify for sales treatment. Additionally, please provide the disclosures required by paragraph 17h of SFAS 140, including disclosure of the gain or loss from the sale of assets in securitizations.

RESPONSE:

Paragraph 9 of SFAS 140 provides that:

A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

b.
Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c.
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.”

The Company reached the conclusion that NYMT 2006-1 was structured to meet the following criteria of paragraph 9 of SFAS 140:

a.	The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

b.
Each transferee (or, if the transferee is a qualifying special- purpose entity, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c.
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The Company concluded that transferred assets in the NYMT 2006-1 transaction should be treated as having been sold for financial accounting purposes.  Features of the NYMT 2006-1 transaction structure supporting that conclusion include the following:

a.
Pursuant to the terms of a Mortgage Loan Purchase Agreement, the assets of the NYMT 2006-1 were transferred, assigned, and conveyed, without recourse, by New York Mortgage Company, LLC (the “Seller”) to NYMT Securities Corporation, a special purpose Delaware Corporation (the “Depositor”).  Simultaneously, the Depositor transferred, assigned, and conveyed, without recourse, such assets to New York Mortgage Trust 2006-1, a Delaware common law trust (the “Issuing Entity”) pursuant to the terms of a Pooling and Servicing Agreement (the “Pooling and Servicing Agreement”) with Wells Fargo Bank, N.A., as master servicer and securities administrator, U.S. Bank National Association, as trustee and the servicers of the assets.  Hunton & Williams LLP, outside counsel to the Company, rendered a reasoned legal opinion to the rating agencies rating certain securities offered by the Issuing Entity to the effect that the transfer of the assets from the Seller to the Depositor constituted a sale of the assets and that the assets conveyed would not constitute property of the Seller's bankruptcy estate under Sections 54l(a)(l) or 541(a)(6) of the United States Bankruptcy Code upon bankruptcy of the Seller.

b.	Each of the Seller and the Depositor sold the assets to the Depositor and the Issuing Entity, respectively, without recourse, and received fair market value consideration in exchange.

c.
Neither the Seller nor the Depositor retained any rights to repurchase the assets.  Further, neither the Seller nor the Depositor has the right to unilaterally cause the return of the assets, although the servicer, an affiliate of the Seller, possesses a typical clean-up call right in respect to the assets.

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

The Company includes all NYMT 2006-1 securities that it has acquired as part of the Investment Securities Available for Sale for Balance Sheet presentation purposes and the securities are valued those securities on the basis of third-party dealer quotations. The Company directs the staff to Footnote 2 the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (page F-19) for additional information on the subject.  The Company disclosed the loss related from the NYMT 2006-1 securitization in Footnote 6 of the Company’s quarterly report Form 10-Q for the period ended March 31, 2006.  In the future, the loss disclosure will be carried forward to the Company’s Annual Report on Form 10-K for the related period as well as any quarterly comparable reporting periods.

Investment Securities Available for Sale, page F-15

4.    We note that you have accounted for the retained interests from your securitization transactions within Investment Securities Available for Sale. Your disclosure on page F-15 indicates that you determined the carrying value for the $23.9 million in retained interests by obtaining dealer quotes. Given the nature of the retained interests, please give us a detailed understanding of how you have reached the determination that such securities have not been impaired under the guidance in SFAS 115 and in light of recent in events in the market, which include significant pricing pressure on lesser quality securities as well as illiquidity.

RESPONSE:

As per SFAS 115 in order for the Company to not incur an other-than-temporary charge, the Company must demonstrate that it has the ability and intent to hold such securities until the temporary impairment abates. The Company advises the Staff that, included in the amount of $23.9 million of retained securities, were $21.9 million in securities rated BBB or higher and $2.0 million rated below BBB. The actual amount of residual retained interest from the sold securitization was $2.0 million. In footnote 2 (page F-19) to the Company’s quarterly report on Form 10-Q for the period ended March 31, 2007, the residual retained interests were disclosed separately.

The $21.9 million of investment grade retained securities are financed on a regular basis and as of the last filing had the ability and intend to hold such securities. Further, the Company believes the market price declines are temporary and related to the current rate environment and not due to a long-term permanent impairment.

The Company has the ability to hold the $2.0 million of non-investment grade residual retained interests long-term as they are not financed with debt, but permanently financed with equity. Additionally, valuation changes in these securities are more directly related to two factors: 1) Interest Rates, 2) Loan Credit Losses. The Company believes the valuation related to interest rates is temporary. The Company monitors the performance of the underlying collateral of the securitization to ensure that the recorded value of the residual interests do not exceed the expected valuation at maturity.

The Company further advises the Staff that the Company will continue to review all market pricing assumptions to ensure proper valuations in our modeling as well as external modeling, but will mainly rely on third party market quotes to value our securities. While all model valuations have some limitations, the Company believes that third party market quotations provide the most accurate valuation of its securities.

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

General

5.    Please provide Schedule IV - Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company will include Schedule IV - Mortgage Loans on Real Estate in its future periodic filings with the Commission in the form set forth in Exhibit A hereto. The Company further advises the Staff that it had no loans greater than 3% of its mortgage portfolio, with the largest loan representing less than 1% of the total. Also, the majority of the loan portfolio information requested in this schedule is reported in summary form in the tables in Part I, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Characteristics of Our Mortgage Loans Held in Securitization Trusts and Retained Interest in Securitization” beginning on page 39 in our Annual Report on Form 10-K and Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Characteristics of Our Mortgage Loans Held in Securitization Trusts and Retained Interest in Securitization” beginning on page 41 in our Quarterly Reports on Form 10-Q.

Exhibit 31.1 and 31.2

6.    We noted that you have made certain modifications to the exact form of the required certifications including the deletion of the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and changing the phrase “other certifying officers(s)” to “other certifying officers” in paragraphs 4 and 5. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, effective with the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, the Company has provided the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) in the exact form set forth in Item 601(b)(31) of Regulation S-K.

In connection with its response to your comments set forth above, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. Kevin Woody
Securities and Exchange Commission
September 21, 2007

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-634-2411.

Very truly yours,

/s/ Steven R. Mumma
Steven R. Mumma
Co-Chief Executive Officer and Chief Financial Officer

cc:	Mr. Howard Efron
Mr. David A. Akre
Mr. A. Bradley Howe

ScheduleIV: Mortgage Loans on Real Estate
Column
A					B		C	D	E	F	G	H
Description			Interest Rate			Final Maturity		Periodic Payment Term	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal amount of loans subject to delinquent principal or interest
Property Type	Balance	Loan Count	Max	Min	Avg	Min	Max
Single Family	<= $100,000	19	8.38	4.75	5.92	06/01/33	12/01/35	360	NA	4,167,257	1,256,323
	<=$250,000	122	9.50	4.38	5.66	07/01/33	01/01/36	360	NA	23,312,886	22,118,833	187,347
	<=$500,000	200	7.88	4.25	5.63	09/01/32	01/01/36	360	NA	72,793,159	70,056,213	496,327
	<=$1,000,000	95	7.75	4.00	5.76	07/01/33	01/01/36	360	NA	70,514,463	67,148,221	1,591,875
	>$1,000,000	50	8.05	4.00	5.77	06/01/33	01/01/36	360	NA	85,584,183	84,697,517	3,250,000
	Summary	486	9.50	4.00	5.69	09/01/32	01/01/36	360	NA	256,371,948	245,277,107	5,525,549
2-4 FAMILY	<= $100,000	1	6.63	6.63	6.63	02/01/35	02/01/35	360	NA	80,100	77,919
	<=$250,000	8	6.75	4.38	5.81	12/01/34	01/01/35	360	NA	1,529,200	1,458,700
	<=$500,000	29	7.63	5.13	5.95	07/01/33	01/01/36	360	NA	10,649,564	10,466,690
	<=$1,000,000	4	6.88	4.75	5.69	12/01/34	08/01/35	360	NA	3,068,000	3,056,244	1,087,775
	>$1,000,000	2	5.63	5.50	5.56	07/01/35	10/01/35	360	NA	4,008,000	4,008,000
	Summary	44	7.63	4.38	5.90	07/01/33	01/01/36	360	NA	19,334,864	19,067,553	1,087,775
Condo	<= $100,000	19	7.38	4.38	5.83	01/01/35	12/01/35	360	NA	3,370,955	1,418,889
	<=$250,000	111	9.00	4.25	5.68	08/01/32	01/01/36	360	NA	20,864,292	20,267,858	229,590
	<=$500,000	135	7.88	4.00	5.48	08/01/32	01/01/36	360	NA	47,945,462	46,879,922
	<=$1,000,000	56	7.75	4.00	5.41	08/01/33	01/01/35	360	NA	42,763,917	39,575,609
	>$1,000,000	18	8.00	4.63	5.58	07/01/34	09/01/35	360	NA	29,012,500	26,840,807	1,131,907
	Summary	339	9.00	4.00	5.56	08/01/32	01/01/36	360	NA	143,957,126	134,983,085	1,361,497
CO-OP	<= $100,000	8	6.38	4.75	5.23	10/01/34	06/01/35	360	NA	1,139,250	425,294
	<=$250,000	33	7.63	4.00	5.50	09/01/34	12/01/35	360	NA	6,168,325	5,871,491
	<=$500,000	64	7.25	4.25	5.39	08/01/34	12/01/35	360	NA	24,601,150	23,295,279
	<=$1,000,000	35	6.75	4.50	5.30	10/01/34	01/01/35	360	NA	25,548,900	24,660,136
	>$1,000,000	7	7.38	4.88	5.61	11/01/34	12/01/35	360	NA	9,813,500	9,619,631
	Summary	147	7.63	4.00	5.40	08/01/34	12/01/35	360	NA	67,271,125	63,871,831	-
PUD	<= $100,000	1	5.63	5.63	5.63	07/01/35	07/01/35	360	NA	100,000	97,365
	<=$250,000	38	7.13	4.00	5.60	07/01/33	12/01/35	360	NA	7,414,945	6,890,105
	<=$500,000	37	7.88	4.63	5.91	08/01/32	01/01/36	360	NA	13,884,271	13,209,376	454,800
	<=$1,000,000	14	7.92	4.75	5.64	06/01/33	12/01/35	360	NA	9,453,920	9,304,332
	>$1,000,000	7	7.80	4.00	5.81	04/01/34	01/01/36	360	NA	9,524,193	9,521,421	1,343,798
	Summary	97	7.92	4.00	5.40	08/01/32	12/01/35	360	NA	40,377,329	39,022,599	1,798,598
Summary	<= $100,000	48	4.38	8.38	5.78	06/01/33	12/01/35	360	NA	8,857,562	3,275,790	-
	<=$250,000	312	9.50	4.00	5.65	08/01/32	01/01/36	360	NA	59,289,648	56,606,987	416,937
	<=$500,000	465	7.88	4.00	5.60	08/01/32	01/01/36	360	NA	169,873,606	163,907,480	951,127
	<=$1,000,000	204	7.92	4.00	5.57	06/01/33	01/01/36	360	NA	151,349,200	143,744,542	2,679,650
	>$1,000,000	84	8.05	4.00	5.72	06/01/33	01/01/36	360	NA	137,942,376	134,687,376	5,725,705
	Grand Total	1113	9.50	4.00	5.62	08/01/32	01/01/36	360	NA	527,312,392	502,222,175	9,773,419